OPPENHEIMER SELECT MANAGERS- MERCURY ADVISORS S&P 500 INDEX FUND - REPORT OF SHAREHOLDER MEETING (UNAUDITED)

         On October 10, 2003 a special shareholder meeting was held to approve an Agreement and Plan of Reorganization by and between Oppenheimer Select Managers Mercury Advisors S&P 500 Index Fund (the "Fund") and Oppenheimer Main Street Fund, a series of Oppenheimer Main Street Funds, Inc., and the transactions contemplated thereby, as described in the Fund's proxy statement for that meeting. The proposal was approved by the shareholders (Proposal No.
1). The following is a report of the votes cast:


FOR                       AGAINST                    ABSTAIN                   TOTAL

2,479,612.814             284,441.441                245,855.575               3,009,909.830